

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 14, 2008

Mr. Michael W. Bruns
Chief Financial Officer
Dover Saddlery, Inc.
525 Great Road, P.O. Box 1100
Littleton, Massachusetts 01460

> **Re:** **Dover Saddlery, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 26, 2008**
> **File No. 000-51624**

Dear Mr. Bruns:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant